SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

August 15, 2012

VIA EDGAR CORRESPONDENCE

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Kenneth Cole Productions, Inc.
Amendment No. 1 to Schedule 13E-3 filed July 31, 2012
[File No. 005-49181]
Amendment No. 1 to Schedule 14A filed July 31, 2012
[File No. 001-13082]

Dear Mr. Panos,

On behalf of Kenneth Cole Productions, Inc. and, with respect to the Schedule 13E-3, the other filing persons, set forth below is our response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission conveyed in a telephone call on August 8, 2012, with respect to the above referenced Amendment No. 1 to Schedule 13E-3 filed on July 31, 2012 and Amendment No. 1 to Preliminary Schedule 14A filed on July 31, 2012 (the “Proxy Statement”).

For your convenience, we have summarized your comment below, followed by our response.

Proxy Statement

Projected Financial Information (page 55)

Comment:	We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide a reconciliation of the differences between such non-GAAP financial measures and the most directly comparable GAAP measures.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Nicholas P. Panos, Senior Special Counsel

Securities and Exchange Commission

Re: Kenneth Cole Productions, Inc. Schedule 13E-3 and Schedule 14A

August 15, 2012

Response:	In response to the Staff’s comment, the language included in the enclosed “Reconciliation Rider” will be inserted at the end of the “Projected Financial Information” section of the Proxy Statement immediately before the beginning of the “Transformational Plan” section on page 57.

If you have any questions concerning this letter, please call the undersigned at (212) 839-5390.

Very truly yours,

/s/ Joseph W. Armbrust

Joseph W. Armbrust, Esq.

Sidley Austin LLP

cc:	Paul Blum (Kenneth Cole Productions, Inc.)
Adam M. Turteltaub, Esq. (Willkie Farr & Gallagher LLP)

RECONCILIATION RIDER

Supplemental Disclosures Regarding Non-GAAP Financial Information.

The above projections set forth, among other measures, our projected EPS (excluding one-times + normalized taxes) and EBITDA Consolidated for fiscal years 2012, 2013 and 2014 that were made available to the Special Committee and Mr. Cole and their respective financial and legal advisors. These measures were thought to be useful for evaluating, on a prospective basis, the Company’s potential operating performance. The Company defines EPS (excluding one-times + normalized taxes) as Adjusted Net Income divided by weighted-average shares of Common Stock outstanding. The Company defines Adjusted Net Income as net income in accordance with GAAP adjusted to reflect a normalized effective tax rate of 39% and, with respect to the projection for 2012 in the May 2012 Projections, one-time costs associated with switching to a new warehouse service provider. The Company defines EBITDA Consolidated as net income in accordance with GAAP adjusted to exclude interest, taxes, depreciation and stock-based compensation.

Because EPS (excluding one-times + normalized taxes) and EBITDA Consolidated as calculated by the Company may be deemed to be non-GAAP financial measures, these measures should not be considered in isolation from, nor as a substitute for, EPS and net income as calculated in accordance with GAAP. EPS (excluding one-times + normalized taxes) and EBITDA Consolidated, as calculated by the Company, may not be comparable to similarly titled measures employed by other companies. In addition, these measures do not necessarily represent funds available for discretionary use and are not necessarily measures of the Company’s ability to fund the Company’s cash needs. As EPS (excluding one-times + normalized taxes) and EBITDA Consolidated, respectively, exclude certain financial information compared to EPS and net income (in each case in accordance with GAAP), the most directly comparable GAAP financial measures, shareholders should consider the types of events and transactions that are excluded when reviewing this financial information.

As required by the SEC in accordance with Regulation G, we provide in the tables below a reconciliation of EPS (as calculated in accordance with GAAP) to EPS (excluding one-times + normalized taxes) and of net income (as calculated in accordance with GAAP) to EBITDA Consolidated.

March 2012 Projections – EPS (excluding one-times + normalized taxes) Reconciliation

                ($ in millions)

	2012	2013	2014
Net Income	55.2	21.1	19.8
Plus:
One-time costs	-	-	-
Tax Adjustment	(45.9)	(7.6)	-
Adjusted Net Income	9.3	13.5	19.8

EPS (GAAP)	2.95	1.10	1.00
EPS (excluding one-times + normalized taxes)	0.50	0.70	1.00

May 2012 Projections – EPS (excluding one-times + normalized taxes) Reconciliation

                ($ in millions)

	2012		2013	2014
Net Income	51.4		17.8	18.6
Plus:
One-time costs	0.60	(1)	-	-
Tax Adjustment	(44.6)		(6.3)	-
Adjusted Net Income	7.4		11.5	18.6

EPS (GAAP)	2.77		0.94	0.95
EPS (excluding one-times + normalized taxes)	0.40		0.60	0.95
(1)	Reflects one-time costs associated with switching to a new warehouse service provider due to previous service provider’s bankruptcy.

March 2012 Projections – EBITDA Consolidated Reconciliation

                ($ in millions)

	2012	2013	2014
Net Income	55.2	21.1	19.8
Plus:
Taxes	(40.0)	1.0	12.6
Interest	(0.1)	(0.1)	(0.1)
Depreciation	10.6	11.6	11.6
Stock Compensation	3.1	3.1	4.0
EBITDA CONSOLIDATED	28.8	36.7	47.8

May 2012 Projections – EBITDA Consolidated Reconciliation

                ($ in millions)

	2012	2013	2014
Net Income	51.4	17.8	18.6
Plus:
Taxes	(40.3)	1.0	11.9
Interest	(0.2)	(0.1)	(0.1)
Depreciation	10.6	11.5	11.5
Stock Compensation	3.7	3.7	4.6
EBITDA CONSOLIDATED	25.3	34.0	46.5

Because of the forward-looking nature of the projections, actual quantification of the amounts needed to reconcile the non-GAAP financial measures to the associated GAAP financial measures involved substantial hypothetical and unverifiable assumptions. The reconciliation above was not provided to, reviewed by or relied on by the Company, the Special Committee, the Family Stockholders or any of their representatives or advisors and is only being provided in this proxy statement to comply with SEC disclosure requirements.